Exhibit 3.3
Section 7.09 and Section 7.11 of the Company’s Bylaws have been amended in their entirety to read as follows:
Section 7.09. Contract Rights; Amendment or Repeal. All rights to indemnification, contribution and advancement of expense under this Article shall be deemed a contract between the corporation and the indemnified representative pursuant to which the corporation and each indemnified representative intend to be legally bound.  Any repeal, amendment or modification of this Article shall not adversely affect any right or protection of any indemnified representative in respect of any act or omission occurring prior to the time of such repeal, amendment or modification.
Section 7.11. Reliance on Provisions. Each person who shall act as an indemnified representative of the corporation shall be deemed to be doing so in reliance upon the rights provided by this Article, which right shall be deemed vested at the time the person commences acting in such capacity.